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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

American Airlines to Expand Embraer Fleet

São José dos Campos, Brazil, February 15, 2022 – American Airlines has signed a firm order with Embraer for three new E175s. The aircraft will be operated by American’s wholly owned subsidiary, Envoy Air. With deliveries to be completed this year, Envoy’s fleet of E175s will grow to over 100 aircraft by the end of 2022. The contract value is USD 160.2 million at current list prices and will be included in Embraer’s 2021 fourth quarter backlog.

“Reaching the century mark of 100 E175s with American Airlines and Envoy is truly a moment to savor. We thank American Airlines and Envoy for their sustained partnership with Embraer, which began back in 1998,” said Mark Neely, Vice President Sales and Marketing for The Americas, Embraer Commercial Aviation. “It’s hard to exaggerate the impact this hardworking aircraft has every day, delivering essential connectivity across the US market. The E175 is the backbone of the US regional network, with over 600 aircraft sold, and 86% market share since 2013.”

“Our incredible journey with Embraer began almost 25 years ago with the ERJ 145. Our partnership continues to grow today with the E175s, the core of our fleet. Not only are our customers happy with the aircraft, but the jet’s outstanding performance has allowed us to continue to provide excellent service to American Airlines,” said Pedro Fábregas, President & CEO of Envoy. “We look forward to receiving these three new aircraft later this year as we continue to expand our growing network.”

Aircraft Images:

https://embraer.imagerelay.com/ml/4f5c75f564fe45fda4f84099030b7ad1

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly-owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations